SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: December, 2003	Commission File No.: 1-11796

Masonite International Corporation

(Name of Registrant)

1600 Britannia Road East
Mississauga, Ontario
L4W 1J2

(Address of Principal Executive Offices)

Premdor Inc.

(Former Name of Registrant)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):      N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MASONITE INTERNATIONAL CORPORATION

Date: December 9, 2003
	By:	/s/ Harley Ulster Name: Harley Ulster Title: Executive Vice-President and Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated December 8, 2003

99.2	Material Change Report